UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tessco Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Tim Won
444 W. Lake #1900
Chicago, IL 60606
312-506-6007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. 872386107		Page 2 of 8 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lakeview Investment Group & Trading Company, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		593,897
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		593,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 872386107	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ari B. Levy

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER	7	SOLE VOTING POWER
OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		593,897
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		593,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 872386107	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
ABL Manager LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
		(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		593,897
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		593,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,897

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (based on 8,547,747 shares of common stock outstanding on January 31, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2019)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

SCHEDULE 13D

CUSIP No. 872386107	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Tessco Technologies Inc. (the “Issuer”), located at 11126 McCormick Rd., Hunt Valley, MD 21031. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons to purchase the Common Stock as described in this Schedule 13D was working capital of Lakeview Investment Group & Trading Company, LLC.

Item 4. Purpose of the Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

SCHEDULE 13D

CUSIP No. 872386107	Page 6 of 8 Pages

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. Lakeview Investment Group & Trading Company holds the shares of Common Stock described on the cover pages of this Schedule 13D. ABL Manager LLC is the manager of Lakeview Investment Group & Trading Company, LLC and Mr. Levy is the manager of ABL Manager LLC. ABL Manager LLC and Mr. Levy may be deemed to have shared voting and investment power over the shares of Common Stock held by Lakeview Investment Group & Trading Company, and disclaim beneficial ownership such shares except to the extent of their pecuniary interest therein.

(c) Except for the purchases by Lakeview Investment Group & Trading Company, LLC effected on the Nasdaq Global Market described on Exhibit A, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) Under certain circumstances set forth in the operating agreements of Lakeview Investment Group & Trading Company, LLC and ABL Manager LLC, members of Lakeview Investment Group & Trading Company, LLC and ABL Manager LLC may be deemed to have the right to receive dividends from, or the proceeds from, the sale of Shares owned by such entities of which they are a member.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 872386107	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

May 18, 2020

Lakeview Investment Group & Trading Company, LLC

By:	ABL Manager LLC, Manager

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

ABL Manager LLC

By:	/s/ Ari B. Levy
Ari B. Levy, Manager

By:	/s/ Ari B. Levy
Ari B. Levy

Exhibit A

		Average
Row Labels	Quantity	Price
3/23/2020	1,600	$5.4720
3/24/2020	1,100	$5.1427
3/26/2020	2,250	$6.3261
3/27/2020	4,445	$5.7396
3/30/2020	2,500	$5.4686
4/2/2020	3,450	$4.5907
4/6/2020	500	$4.4433
4/7/2020	100	$4.7700
4/8/2020	2,100	$5.0015
4/9/2020	1,100	$5.0343
4/13/2020	5,100	$5.4596
4/14/2020	1,202	$5.5649
4/15/2020	1,750	$5.3636
4/16/2020	7,561	$4.9233
4/20/2020	1,350	$5.2904
4/21/2020	300	$5.0501
4/22/2020	5,361	$5.6334
4/23/2020	8,600	$5.6690
4/24/2020	700	$5.7068
4/28/2020	300	$6.0791
4/29/2020	200	$6.6600
4/30/2020	1,800	$6.1765
5/1/2020	1,700	$5.8717
5/4/2020	3,100	$5.5947
5/5/2020	600	$5.8083
5/6/2020	6,498	$5.6046
5/7/2020	1,700	$5.8493
5/12/2020	3,672	$6.2689
5/13/2020	12,199	$4.8199
5/14/2020	11,578	$4.4923
5/15/2020	4,982	$4.2274